UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-37790

CHINA ONLINE EDUCATION GROUP

6th Floor Deshi Building North

Shangdi Street, Haidian District

Beijing 100085

The People’s Republic of China

Tel: +86 10-5692 8909

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The unaudited interim condensed consolidated financial statements of China Online Education Group for the three months ended March 31, 2019 and 2020 and as of March 31, 2020 and related notes attached as exhibit 99.1 to this Current Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of China Online Education Group (File No. 333-237575).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA ONLINE EDUCATION GROUP

By	:	/s/ Min Xu
Name	:	Min Xu
Title	:	Chief Financial Officer

Date: June 2, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements of China Online Education Group